Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279329

Prospectus Supplement No. 9

(to prospectus dated June 5, 2024)

1,331,452 Shares of Common Stock

This prospectus supplement amends and supplements the prospectus of Carmell Corporation (“we,” “us,” or “our”) dated June 5, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-279329). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2025 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on The Nasdaq Capital Market under the symbol “CTCX.” On January 15, 2025, the last reported sale price of our common stock was $0.5315 per share.

We are a “smaller reporting company” and have elected to comply with certain reduced public company reporting requirements. In addition, we are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before making an investment decision, please read the information under “Risk Factors” beginning on page 7 of Prospectus and elsewhere in any supplements for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC or any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 16, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 16, 2025

Carmell Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40228	86-1645738
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2403 Sidney Street, Suite 300
Pittsburgh, Pennsylvania		15203
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 412 894-8248

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CTCX	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	CTCXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.01 Completion of Acquisition or Disposition of Assets.

On January 16, 2025, Carmell Corporation, a Delaware corporation (the “Company”), completed, through its wholly owned subsidiary, Cutis Cura Corporation, a Delaware corporation (“Buyer”), the previously announced acquisition of substantially all of the assets (the “Purchased Assets”), and assumption of certain of the liabilities (the “Assumed Liabilities”), of PMGC Holdings Inc., a Nevada corporation and successor to Elevai Labs Inc., a Delaware corporation (“Parent”), and Elevai Skincare, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Seller”), related to Seller’s skincare and haircare business (the “Acquisition”), pursuant to an Asset Purchase Agreement, dated as of December 31, 2024 (the “Asset Purchase Agreement”), by and among the Company, Buyer, Parent and Seller. The execution of the Asset Purchase Agreement was previously disclosed on a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on January 3, 2025.

Upon the closing of the Acquisition (the “Closing”), the purchase price for the Acquisition was approximately $1.4 million, consisting of (i) 1,149,226 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), issued by the Company to Seller (the “Closing Shares”) at the Closing, as well as 117,814 additional shares of Common Stock (the “Holdback Shares”) to be withheld by the Company for 12 months after the Closing to secure the indemnification obligations of Seller and Parent under the Asset Purchase Agreement; (ii) Buyer’s assumption of the Assumed Liabilities; and (iii) $56,525 in cash to be paid within 60 days following the sale by Buyer of all 7,500 units of the Enfinity product and 20,000 tubes of the Empower product included in the Purchased Assets as of the Closing. Following the Closing, Buyer will pay the following additional earnout consideration for the Purchased Assets, if and when payable: (a) Buyer will pay to Seller, for each year ending on the anniversary of the date of the Closing (the “Closing Date”) during the five-year period following the Closing, an amount, if any, equal to 5% of the Net Sales (as defined in the Asset Purchase Agreement) of Buyer generated during such year from Seller’s existing products as of the Closing; and (b) Buyer will pay to Seller a one-time payment of $500,000 if Buyer achieves $500,000 in net revenue from sales of the Seller’s existing hair and scalp products as of the Closing on or before the 24-month anniversary of the Closing Date.

The foregoing description of the Asset Purchase Agreement and the Acquisition does not purport to be complete and is qualified in its entirety by reference to the full text of the Asset Purchase Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on January 3, 2025 and is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under Item 2.01 of this Current Report on Form 8-K with respect to the Closing Shares and the Holdback Shares is incorporated herein by reference.

The Closing Shares were, and the Holdback Shares will be, issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated under Regulation D of the Securities Act. The Company will rely on these exemptions based in part on representations made by Seller and Parent in the Asset Purchase Agreement.

The Closing Shares and the Holdback Shares have not been registered under the Securities Act or any state securities law and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. Neither this Current Report on Form 8-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein or therein.

Item 8.01 Other Events.

On January 16, 2025, the Company issued a press release announcing the Closing. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of business acquired.

The financial statements required by Item 9.01(a) of Form 8-K will be filed by an amendment to this Current Report on Form 8-K no later than 71 calendar days after the date this Current Report on Form 8-K was required to be filed.

(b) Pro Forma financial information.

The pro forma financial information required by Item 9.01(b) of Form 8-K will be filed by an amendment to this Current Report on Form 8-K no later than 71 calendar days after the date this Current Report on Form 8-K was required to be filed.

(d) Exhibits

Exhibit	Description
2.1*

Asset Purchase Agreement, dated December 31, 2024, by and among Carmell Corporation, Cutis Cura Corporation, PMGC Holdings Inc. and Elevai Skincare, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 3, 2025).

99.1	Press Release, dated January 16, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain schedules and exhibits to this Exhibit omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 16, 2025	By:	/s/ Bryan Cassaday
Bryan Cassaday Chief Financial Officer

EXHIBIT 99.1

Carmell Announces Closing of Elevai Skincare Acquisition

Carmell Corporation (Nasdaq: CTCX), a bio-aesthetics company focused on skin and hair health (“Carmell”, the “Company”, “we”, “our”, or “us”), today announced the closing of the previously announced acquisition of the skin and hair care business of Elevai Skincare, Inc. (“Elevai”), a leader in physician dispensed exosome skin and hair care products, pursuant to a definitive purchase agreement with PMGC Holdings Inc. (formerly Elevai Labs Inc.) (“PMGC”) and Elevai, its wholly owned subsidiary (the “Acquisition”).

At the closing of the Acquisition (the “Closing”), the purchase consideration consisted of the following:

•
Approximately $1.1 million of Carmell common stock at a price of $0.8488 per share as follows:
•
1,149,226 shares of Carmell common stock at Closing, plus;
•
117,814 shares of Carmell common stock held back by Carmell to secure indemnification obligations of PMGC and Elevai for 12 months after Closing;
•
Approximately $57,000 in cash to be paid by Carmell upon the sale of specified inventory existing as of the Closing; and
•
Carmell’s assumption of contractual liabilities and trade payables of Elevai at the Closing.

Additional post-Closing earnout consideration of:

•
5% of net sales from Elevai’s existing products paid annually during the 5-year period following the Closing, and
•
One-time milestone payment of $500,000 if Elevai’s hair and scalp products achieve $500,000 in net revenue within 24 months following the Closing.

As part of the Acquisition, Carmell acquired the following assets of Elevai:

•
Product portfolio with FY2024 revenue of approximately $2.5 million;
•
Commercial and product development team;
•
Finished and work-in-process inventory of approximately $1.0 million; and
•
Accounts receivable of approximately $0.03 million.

Said Mr. Rajiv Shukla, Chairman of Carmell, “Carmell expects to achieve significant benefits from organizational synergies and savings from overhead rationalization. This transaction positively impacts us in 3 key areas: (1) expands our bio-aesthetic product portfolio, (2) broadens our commercial footprint, (3) improves our cash flow.”

Following the Closing, the total number of Carmell common stock outstanding was approximately 30.1 million, not including approximately 0.12 million shares held back to secure indemnification obligations.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Elevai:

A wholly-owned subsidiary of PMGC, Elevai is developing and commercializing cutting-edge physician-dispensed skin and hair care applications that focus on science-backed applications for the physician-dispensed market, utilizing cutting-edge technologies to redefine skincare and hair care, including its stem cell exosome technology.

About Carmell:

Carmell is a bio-aesthetics company that utilizes the Carmell Secretome™ to support skin and hair health. The Carmell Secretome™ consists of a potent cocktail of growth factors and proteins extracted from allogeneic human platelets sourced from U.S. Food and Drug Administration-approved tissue banks. Over the past 7 years, the Company has extensively tested the technology underpinning the Carmell Secretome™. Additionally, the Company has developed a novel microemulsion formulation that enables the delivery of lipophilic and hydrophilic ingredients without relying on the Foul Fourteen™, 14 potentially harmful excipients that are commonly used by other companies to impart texture, stability, and other desirable physicochemical attributes to cosmetic products. Carmell’s microemulsion formulations do not utilize mineral or vegetable oils and are designed to be non-comedogenic. The Company is also developing a line of men’s products and a line of topical haircare products. All products are tailored to meet the demanding technical requirements of professional care providers and discerning retail consumers. For more information, visit www.carmellcosmetics.com.

Forward-Looking Statements:

This press release contains forward-looking statements that are based on beliefs, assumptions and information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology. However, not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements regarding our ability to integrate Elevai’s business, our ability to realize the anticipated benefits of the Acquisition, the impact of the Acquisition on our business, the launch and commercialization of our products, and the execution of our business strategy. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, risks related to the ability to realize the anticipated benefits of the Acquisition, risks related to the diversion of management’s attention from our ongoing business, the risk of unknown liabilities arising after the Acquisition, the ability to recognize anticipated benefits from our commercial products, R&D pipeline, distribution agreements, changes in applicable laws or regulations, the possibility that we may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, those described under the header “Risk Factors” in the Annual Report on Form 10-K filed by Carmell with the SEC on April 1, 2024, and in our other reports filed with the SEC. Most of these factors are outside of Carmell’s control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. Except as required by law, we undertake no obligation to publicly update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Contact:

Bryan Cassaday

bc@carmellcorp.com